UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

INTERLINK ELECTRONICS, INC.

(Exact Name of Registrant as Specified in Charter)

Nevada	001-37659	77-0056625
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation or organization)	File Number)	Identification No.)

1 Jenner, Suite 200
Irvine, California 92618
(Address of principal executive offices)

Ryan J. Hoffman

Chief Financial Officer and Secretary

(805) 484-8855

(Name and telephone number, including area code,

of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this
Form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended .

Section 1--Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

A Conflict Minerals Report is attached as an exhibit to this Form SD and is available on our website, www.interlinkelectronics.com, as permitted by Rule
13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD. The information contained on our website is not incorporated by reference into this Form SD or our Conflict Minerals Report and should not be considered part of this Form SD or the Conflict Minerals Report.

Item 1.02	Exhibit

The Conflict Minerals Report provided for in Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2--Resource Extraction Issuer Disclosure

Item 2.01	Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3--Exhibits

Item 3.01	Exhibits

The following exhibit(s) are filed as part of this Form SD:

Exhibit Number	Description

1.01	Conflict Minerals Report for the calendar year ended December 31, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by duly authorized undersigned.

Date: May 20, 2022	INTERLINK ELECTRONICS, INC.

	By:	/s/ Ryan J. Hoffman
Ryan J. Hoffman
Chief Financial Officer

3